

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

May 4, 2007

By U.S. Mail and facsimile to 212/455-2502

Frederick Arnold
Executive Vice President, Finance
Masonite International Inc.
One North Dale Mabry Highway, Suite 950
Tampa, Florida 33609

> **Re: Masonite International Inc.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed April 17, 2007**
> **File No. 333-139791**

Dear Mr. Arnold:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements for the Year Ended December 31, 2006

Note 10 – Long-term Debt, page F-29

1.   We have reviewed your response to prior comment 33. Please enhance your disclosures concerning your registration rights agreement in order to meet the requirements set forth in paragraph 12 of FSP EITF 00-19-2.

Note 14 – Share Capital, page F-32

2.   We have reviewed your response to prior comment 34. Please tell us what fair value you attributed to your common stock in your Black-Scholes calculations for each 2006 issuance of stock options. Please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

Note 18 – Income Taxes, page F-47

3.   In light of your recent recorded losses in Canada, please provide us with the analysis that you performed in concluding that a full valuation allowance was not necessary for your future tax assets recorded related to Canada as of December 31, 2006. Please explain

your basis for using any significant estimates or assumptions in your analysis. Please also explain all of the negative and positive evidence considered in determining that it was appropriate to record these future tax assets.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3743 or Nudrat Salik, Senior Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Accountant, at (202) 551-3749 or me, at (202) 551-3767 with other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc:	Joseph H. Kaufman (*via facsimile* 212/455-2502)
	Kathryn Gettles-Atwa
	Simpson Thacher & Bartlett LLP
	425 Lexington Avenue
	New York, New York 10017-3954